Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

     The following slides were used in a presentation to the employees of The Gillette Company on January 28, 2005:

The Gillette Company

Jim Kilts
Senior Leaders Meeting
January 28, 2005

The Best Consumer Products
Company in the World

o The Best a Man Can Get ...
o The Best a Women Can Get ...
o The Best a Customer Can Get ...
o The Best an Investor Can Get ...

The Best Consumer Products
Company in the World

o The Best a Man Can Get ...
o The Best a Women Can Get ...
o The Best a Customer Can Get ...
o The Best an Investor Can Get ...
The Best an Employee Can Get!!!!

Agenda

o   Deal Structure

o   What This Means
    - To the Company
    - To you

o  Questions & Answers

Agenda

o   Deal Structure

o   What This Means
    - To the Company
    - To you

o  Questions & Answers

Deal Structure

o   Gillette will be merged into Procter & Gamble
o   Every Gillette share will be converted into .975 of a P&G share
    - 1000 Gillette shares = 975 P&G shares
    - 1000 Gillette options = 975 P&G options
    - All current Gillette options vest at deal's close
    - You can cash out or roll over into P&G stock
o   Expect to close in 4 to 7 months
o   Needs shareholder and regulatory approval

Agenda

o   Deal Structure

o   What This Means
    - To the Company
    - To you

o  Questions & Answers

 1 + 1 = 3

                         The Gillette Company + P&G =
                THE BEST CONSUMER PRODUCTS COMPANY IN THE WORLD

Gillette and P&G

Strength + Strength =
      Success!!

The Best Consumer Products Company in the World

o   Two great organizations:
    - complementary strengths
    - similar in cultures
    - shared vision
    - great potential for superior sustainable growth
o   High performance operations
o   Higher growth for our brands and our people
o   Real value creation

21 "Billion Dollar Brands"

Baby and Family Care
Beauty Care
Fabric and Home Care
Oral Care
Snacks and Beverages
Blades and Razors
Batteries
Small Appliances
Pet Food
Health Care

1  Umbrella Brand; excludes Mach3 sales

An Unparalleled Portfolio and Consumer Proposition

Source: Company filings and UBS estimates

Highest Market Capitalization of Consumer Products Companies

          ... Close to $200 Billion

2nd Highest Annual Sales of Consumer Products Companies

          ... Approximately $63 Billion

Broad and Balanced Geographic Presence

o   Operations in more than 200 countries and territories

                 % of Total Sales
                 ----------------
North America          45
Europe                 25
Asia                   13
Latin America          6
Rest of World          11

Shared Values and Culture

o   Driven by Excellence of Execution
o   Focused on Innovation, Quality and Cost Reduction
o   Committed to Developing People and Upgrading Capabilities
o   Adheres to Highest Ethical Standards

Why shouldn't we go it alone?

Performance has been great

A Position of Strength

GILLETTE HAS ACHIEVED A COMPLETE TURNAROUND
OVER THE PAST 4 YEARS

Sales & Earnings Momentum Has Been Regained

                  CAGR
               1998-2001   2002    2003    YTD 2004
               ---------   ----    ----    --------
Net Sales*        -1%       +5%     +9%      +11%
PFO*              -9%       +6%    +13%      +25%
Net Income*       -8%      +13%    +16%      +26%
EPS*              -6%      +13%    +20%      +27%

* Continuing Operations, Excludes Non-Operating Items 1998-2001

Improved Quality of P&L ...
Positions Gillette for Sustainable Growth

                                    2001   2002   2003   YTD 2004
                                    ----   ----   ----   --------
COGS (% of Sales)                   44.2%  43.6%  42.1%   39.7%  -450 bps
Other Operating Exp. (% of Sales)   24.1%  24.0%  23.2%   20.6%  -350 bps
Net Interest Expense (% of Sales)    1.7%   0.7%   0.5%    0.4%  -130 bps
Tax Rate                              31%    31%    30%     29%  -200 bps
Advertising (% of Sales)             7.1%   7.7%   8.9%   11.0%  +390 bps

Gillette has Moved From Bottom ...
to Top of Peer Group ... in EPS Rankings

Peer Group EPS Performance Rankings

                    2002 EPS   2003 EPS   Consensus
                     Growth     Growth      Growth
                     Ranking    Ranking    Ranking
Avon                    5          2          1
Gillette                4          3          2
Clorox                  2          4          4
Estee Lauder            8          1          3
P&G                     6          5          4
Colgate-Palmolive       3          6          7
Newell-Rubbermaid       1          8          8
Kimberly-Clark          7          7          6

Despite Accomplishments and Record Performance ...

o Very heavy reliance on single category - Blades & Razors ...
  Representing nearly two-thirds earnings
o Limited scale ...
  Compared with customers and other competitors
o Environment of rapid consolidation in all segments of
  consumer products-big customers are getting bigger

Our Best Course

o   Join with powerful global company that has shared
    values
o   Accelerate the growth of our brands
o   Realize significant added-value for our key constituents
    - our shareholders
    - our employees
    - our customers

Benefits of a Union with P&G

o   Assures ample resources and highly-developed infrastructure to accelerate brand growth
o   Strengthens our excellent R&D capability
o   Delivers great shareholder value
o   Enhances the growth and development prospects  of Gillette Associates
o   Perpetuates Gillette's Core Values and Culture

P&G Has Great Momentum and Strength

o   Three years of turnaround... similar to Gillette
o   Top 16 brands have 8% volume growth for past 3 years
o   Top 10 core categories have 9% volume growth for past 3 years

P&G Has Great Momentum and Strength

o Top 10 developing countries have 13% volume growth for past 3 years
o Top product categories of Health Care and Beauty Care have 3% sales growth for past 3 years
o P&G's balanced, sustainable business model calls for...
  - Sales Growth of 4% to 6%
  - Margin Expansion of 70 to 90 bps
  - EPS Growth in Double Digits

How Does This Affect Shareholders?

o We've created over $27 billion of value since those dark days of 2001
  - About $17 billion from the turnaround (stock appreciation)
  - About $10 billion from the transaction

How does this affect you?

Video

Agenda

o   Deal Structure
o   What This Means
    - To the Company
    - To you
o   Questions & Answers

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Proctor & Gamble Company, One Procter & Gamble Plaza, Cincinnati, OH 45202, Attention: Shareholder Services Department.

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004.

          Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.